UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 14, 2019

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37931	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is a copy of an updated investor presentation, dated January 14, 2019, that will be used by GTY Technology Holdings Inc. (“GTY” or the “Company”) in connection with its previously announced proposed initial business combination (the “Business Combination”) with Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc. (“eCivis”), Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the “Targets”).

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, GTY Govtech Inc., a wholly owned subsidiary of the Company (“New GTY”), has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, relating to (i) an extraordinary general meeting of shareholders of GTY to vote upon, among other things, the Business Combination (the “shareholder meeting”) and (ii) an extraordinary general meeting of public warrant holders of GTY to vote upon, among other things, a proposed amendment to the warrant agreement governing the Company’s warrants (the “Warrant Agreement”) (such meeting of the public warrant holders of GTY, the “warrant holder meeting”). After the Registration Statement becomes effective, GTY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders in connection with the shareholder meeting and the warrant holder meeting. The Company’s shareholders, warrant holders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination and the proposed amendment to the Warrant Agreement, as these materials will contain important information about the Targets, the Company, the Business Combination and the proposed amendment to the Warrant Agreement.  The definitive proxy statement/prospectus and other relevant materials for the Business Combination and the proposed amendment to the Warrant Agreement will be mailed to shareholders and warrant holders of the Company as of a record date to be established for voting on the Business Combination and the proposed amendment to the Warrant Agreement. Shareholders and warrant holders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.

Participants in the Solicitation

GTY and its directors and executive officers may be deemed participants in the solicitation of proxies from GTY’s shareholders and warrant holders with respect to the shareholder meeting and warrant holder meeting. A list of the names of those directors and executive officers and a description of their interests in GTY is contained in New GTY’s proxy statement/prospectus on Form S-4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus on Form S-4 relating to the shareholder meeting and warrant holder meeting.

The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders and warrant holders of GTY in connection with the shareholder meeting and warrant holder meeting. A list of the names of such directors and executive officers and information regarding their interests in the shareholder meeting and warrant holder meeting are included in the proxy statement/prospectus on Form S-4 relating to the shareholder meeting and warrant holder meeting.

Forward-Looking Statements

This Current Report on Form 8-K and the Exhibits hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and each Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and the Targets’ expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of either the Company’s or the Targets’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the Transaction Documents or could otherwise cause a Business Combination to fail to close; (2) the outcome of the New York and California lawsuits among the Company, OpenGov, Inc. and the other parties thereto, as well as any other legal proceedings that may be instituted against the Company or a Target in connection with the Transaction Documents and the Business Combination; (3) the inability to complete a Business Combination, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the Transaction Documents; (4) the inability to complete the proposed amendment to the Warrant Agreement, including due to the failure to obtain the approval of the warrant holders of the Company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with a Business Combination; (6) the inability to obtain or maintain the listing of New GTY’s common stock on The Nasdaq Stock Market following the Business Combination; (7) the risk that a Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that a Target or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; (12) any government shutdown, such as the federal government shutdown which commenced in December 2018, which impacts the ability of the Targets' customers to purchase the Targets’ products and services; and (13) other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Updated Investor Presentation, dated January 14, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

Dated: January 14, 2019

Exhibit 99.1

January 2019

Important Information

This investor presentation (this "presentation") is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of GTY Technology Holdings Inc. (the "Company") or the target companies described herein (collectively, the "Targets") or any of the Company's or the Targets' affiliates. This presentation has been prepared to assist parties in making their own evaluation with respect to the proposed business combination (the "Business Combination"), as contemplated in the transaction agreements for the Business Combination, as amended (the "Transaction Documents"), filed by the Company and the Securities and Exchange Commission ("SEC") and for no other purpose. It is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. The Company and the Targets assume no obligation to update the information in this presentation.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, a newly formed wholly owned subsidiary of the Company has filed a Registration Statement on Form S-4 with the SEC, including a preliminary proxy statement/prospectus of the Company. **The Company's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments or supplements thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Targets, the Company and the Business Combination.** When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.

Historical and Projected Financial Information

The historical financial information contained herein has not been prepared in accordance with generally accepted accounting principles ("GAAP"), has not been audited, reviewed, compiled or been subject to any procedures by any independent auditors and actual historical financial information prepared in accordance with GAAP could differ materially from the information contained herein.

This presentation contains financial forecasts, including Annual Recurring Revenue ("ARR") (defined as annualized contracted recurring revenue of the last month of the period, which includes fees from software subscriptions, recurring licenses, maintenance contracts and payments, and excludes perpetual license and service agreements), revenue, gross profit, EBIT (defined as net income, plus interest expense and income taxes), EBITDA (defined as EBIT plus depreciation and amortization expense), net income, free cash flow, and unlevered free cash flow (defined as EBITDA – Cash Taxes – Increase in Net Working Capital + Increase in Deferred Revenue – Capital Expenditures) for calendar years 2018-2021. These financial forecasts were prepared in good faith by the Company and the Targets on a basis believed to be reasonable. Such financial forecasts have not been prepared in conformity with GAAP. Neither the Company's nor the Targets' independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, none of them expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Certain of the above-mentioned projected information has been provided for the purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Business Combination or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

1

Important Information (Cont'd)

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's and each Target's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's and the Targets' expectations with respect to future performance and anticipated financial impact of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's and the Targets' control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the Transaction Documents or could otherwise cause the Business Combination to fail to close; (2) the outcome of the pending legal proceedings against the Company and any other legal proceedings that may be instituted against the Company or a Target; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the Transaction Documents; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that a Target or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) any government shutdown, such as the federal government which commence in December 2018, which impacts the ability of our customers to purchase our products and services; and (12) other risks and uncertainties indicated from time to time in the Registration Statement on Form S-4 relating to the Business Combination, including those under "Risk Factors" therein, and in the Company's other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company's shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement on Form S-4 relating to the Business Combination.

No Offer or Solicitation

This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Industry and Market Data

In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Targets compete and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms.

2

Transaction Overview

GTY is creating the leading public sector SaaS company that will offer a cloud-based suite of solutions for North American state and local governments

- **GTY Technology Holdings Inc. (NASDAQ: "GTYH"; "GTYHU"; "GTYHW") has entered into definitive agreements to combine with Bonfire Interactive Ltd. ("Bonfire"); CityBase, Inc. ("CityBase"); eCivis, Inc. ("eCivis"); Open Counter Enterprises Inc. ("OpenCounter"); Questica Inc. ("Questica"); and Sherpa Government Solutions ("Sherpa") (collectively, the "Transaction")**
  - As part of the Transaction, GTY Technology Holdings Inc. will domesticate through a merger transaction in which GTY Govtech, Inc., a Massachusetts corporation, will be the surviving corporation and a going-forward public company ("GTY Govtech")
  - Immediately upon closing of the Transaction, GTY Govtech will have six wholly owned subsidiaries in some of the fastest growing segments in the Government Technology sector, including payments, budgeting, permitting, procurement, and grants management
  - Payments engine with "digital city hall" interface between government constituents, public schools, hospitals, utilities, and vendors
- **Proven management team and sponsors**
  - Steve Rohleder, former Accenture COO and Group CEO for Health and Public Service Operating Group ($5bn+ revenue segment), will be Chairman and CEO of GTY Govtech
  - Harry You, former CFO of Accenture and Oracle, CEO of BearingPoint (formerly KPMG Consulting), and Executive Vice President of EMC, leading corporate strategy and M&A, will be CFO of GTY Govtech
  - As GTY's other two sponsors, Joe Tucci and Bill Green will leverage their decades of unique operational experience, vast industry network, and public sector expertise to unlock the Company's significant potential after Transaction close
- **Investment and transaction highlights**
  - Expected to be a high growth company with expanding gross profit margins targeting a large and highly fragmented addressable market
  - Expected to be profitable in the second half of 2019 – unique among recent IPO high-growth software peers
  - Attractive purchase valuation at 6.9x 2019E revenue of $76 million[1] – a discount to peers with flexibility to leverage capital for other growth opportunities

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) Includes $10mm of projected GTY Govtech revenue synergies.

3

1. Executive Summary 4

Today’s Agenda • What Are W e Doing? • Why Public Sector Now? • Financial Overview • Investment Highlights 5

What Are We Doing?

Our Investment Thesis

- GTY is creating a new wave SaaS/Cloud software company "GTY Govtech" for North American State & Local Governments
    - Will serve 5 of the fastest growing IT opportunities in the market
- Expected to be a high growth company (138% projected 2019 revenue growth over 2018 (pro forma)) with expanding gross profit margins
- Serving a massive and highly fragmented, underpenetrated addressable market
- 3 Winning Investment Themes: Cloud solution, payments, and a platform for the functions of the public sector
- Highly Recurring Revenue Model: ~80% of projected 2019 total company revenue
- Early path to profitability and free cash flow(1) breakeven by end of 2019
- Attractive valuation compared to recent high-growth software IPOs and vertical software peers
- Multiple organic and inorganic greenfield growth opportunities to drive long-term shareholder value

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) Unlevered free cash flow is defined as EBITDA – Cash Taxes – Increase in Net Working Capital + Increase in Deferred Revenue – Capital Expenditures.

6

Why Public Sector Now?

Attractive Public Sector Fundamentals

- The digital transformation journey has begun
- Large market: $100bn+ state and local IT spending ($30-$40bn[1] of which is software)
- Extremely fragmented – no company with more than 10% market share in key verticals[1]
- Constituents increasingly demanding more of their governments
  - Experience: modernized and on-demand
  - Productivity and efficiency: revenue generation and cost savings
  - Safety: infrastructure and services enablement
- Only 5%[2] of government operations are on the cloud
- At the local level, vendors with cloud solutions for cities, counties, and towns are seeing double-digit growth rates in their SaaS subscriptions[3]
- ~70% of IT budgets support legacy systems[1]

2018E North American Market Opportunity

~$117bn	State and Local Government Tech Spend[3]
3,000+	Counties[4]
36,000+	Municipalities[4]
18,000+	Law Enforcement Agencies[4]
$5bn+	Annual Payments From Licenses, Permits, Fines, Services Fees, and Property Tax in a Tier-One City[4]
13,000+	Public School Districts[4]
38,000+	Special Districts[4]
$2.1tn	Flows Through Government Procurement Department Annually[4]
50	States[4]
~35,000	IT Procurements by State and Local Governments[4]
~$3.4bn	Utilities Software Market[4]
~$661bn	Federal Grants to State and Local Governments (2016)[4]

Source: (1) Management estimates. (2) "Understanding Cloud Adoption in Government," Gartner. https://www.gartner.com/smarterwithgartner/understanding-cloud-adoption-in-government/ (3) Source: "US Government Sector Tech Spending Trends, 2017 To 2018", Forrester Research, Inc., February 8, 2017. Figures based on constant currency. (4) U.S. Census Bureau, Bureau of Justice Statistics, Congressional Research Service, US Geological Survey, management estimates.

7

GTY Govtech Vision: The Digital City Hall and Payments Platform Constituents Utilities Vendors SaaS/Cloud Budgeting Grants Management Procurement Permitting For Low Cost Operation and Data Gathering Resource Allocation & Planning Staff Day to Day Operation The Digital Town Hall Digitize Relationships, Workflows & Data Payments Staff The Digital City Hall Day to Day Operation Resource Allocation & Planning Budget 8

Current Industry State The GTY Govtech Solution Payments Multiple businesses serving one client base for payments. There are 1,000+ constituent activities in a jurisdiction Digital services, web and mobile payments, and payment kiosks Regulation / Permitting Complexity leads to increased rates of noncompliance and constituent frustrations Automating and simplifying the permitting process Budgeting / Transparency Disorganized offline spreadsheets, disparate systems and labor intensive process Unified performance management and agile budgeting solutions Procurement Trillions of $ per year of public procurement decisions are still made offline Intelligent procurement software aggregating supplier data and streamlining the decision - making process Grants Management Disparate tools and spreadsheets leading to $100 billion of waste, fraud, and abuse, and over $144 billion in improper payments Modern platform to maximize grant resources, improve fiscal health, and pursue and properly manage $1 trillion in grants available annually GTY Govtech is Well - Positioned to Lead the Digital Transformation Constituent Experience Back - Office 9

GTY Business Units' Buyers, End-Users, and Value Proposition

GTY's Business Units will operate in greenfield segments, subtly capturing data from legacy systems without having to re-implement or tear apart a legacy system

	Key Decision Maker Target	End-User/Constituent Value Proposition	Greenfield Opportunity
Bonfire	• Director of Procurement	• 12% average savings on items procured • 2x faster procurement process (RFP to implementation) • 100% compliance / audit win rate	• 80% of new customers are greenfield • Even when displacing existing systems, it is often just peripherally overlapping • Never replacing similar systems that can compete end-to-end
CITYBASE	Government: • Director of Finance • Treasurer • CIO Utilities: • VP of Revenue • VP of Customer Service	• Provides cities same day settlement and transfer on all payments processed • Reduces number of fraudulent deduction claims • Eases constituent burden of traveling or taking time off to process a payment	• 50% of overall new customers are greenfield • Digital services business is nearly all greenfield • Payments business is typically displacing a system but often able to add new channels (e.g. kiosk or online)
eCIVIS	• Director • Deputy Directors • Program Officers • CFO • Grant Administrator • Business Analysts	• Significant incremental revenue driver for State and Local governments • Improved compliance and auditing functionality reduces improper payments	• 95% of new customers are greenfield • Often replacing spreadsheet shadow systems or ad-hoc modules on an ERP system • ERP systems don't actually manage grants and lack 80% of today's needed functionality
OpenCounter	• Planning Director • Economic Development Director • City Manager • CIO	• Eases constituent burden of applying for and pricing out complicated permit applications	• 90% of new customers are greenfield • Often replacing or augmenting printed materials and in-person meetings • Any technology being displaced is often from the 1990s or early 2000s
Questica	• CFO • Budget Office • Budget Manager	• Budgeting is "mission-critical" to the day-to-day operations of a city or municipality • Transparency product allows for increased constituent activity and heightened understanding of key budgeting line items and operating budgets	• Replacing Excel and home built solutions • Legacy replacements have no upgrade path so these are greenfield • SAP has a very poor budgeting solution • Hyperion is considered out-dated and too expensive, third party deployment model
SHERPA	• Budget Manager	• Budgeting is "mission-critical" to the day-to-day operations of a city or municipality	• Every client uses a system but very fragmented between Excel, developed in-house or purchased software • Smaller customers tend to be on Excel • Most in-house and purchased software products tend to be legacy and lack today's required functionality

GTY's Business Units will have 10M+ lines of code, creating a differentiated software offering for its 2,000[(1)]+ clients

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(1) As of 2018E.

Technology • APIs across each of the Business Units already have the capability to interact together, thereby eliminating the need to fully integrate and re - write the product architecture • All of the Business Units currently use AWS or Azure • The underlying platform languages are consistent Sales • Sales functions including recruiting, training, and quotas will be held at the Business Unit level, enabling the companies to best scale a rep to represent their respective segments • GTY Govtech intends to hire an SVP Sales to activate cross - selling and train the Business Units’ sales forces on how best to identify and respond to potential cross - selling opportunities o The Senior Sales rep will also work with the companies to develop an optimal go - to - market sales strategy and offer guidance and coaching as they scale their sales force Finance • GTY Govtech will establish standardized financial controls, reporting tools, and other key back office components for the Business Units o SEC reporting and the overall financial system will be held at GTY Govtech • The Business Units will work with GTY Govtech’s CEO and CFO to establish an annual budget o Capital allocation will be determined by GTY Govtech on which Business Unit projects and acquisitions provide the highest ROIC GTY Govtech’s Integration Strategy The six companies will run as five autonomous Business Units 11

Digital Town Hall Link to see all services and full capabilities Building the digital town hall of the future today, with an integrated suite of capabilities Services • Pay property taxes • Pay traffic / parking ticket • Apply for Homestead Deduction • View deduction application status • Request a public record • Etc. 12

Solving Future Problems Today for Our Client Base C loud - based collaborative eSourcing platform that helps procurement teams find, select, and manage suppliers Cloud - based grants management system for state, local, and tribal governments User - friendly software to guide applicants through complex permitting and licensing procedures Budgeting software , performance management and transparency and data visualization solutions Product Demo Product Demo Product Demo Product Demo Solutions Offered • Lowering costs for state and local governments and their constituents • Improving constituent experience and transparency • Bringing accuracy and velocity to traditionally complex, manual processes Full Product Demos Found At: https://www.gtytechnology.com/product - br - demos / 13

Wide Customer Base Across States, Cities, and Public Agencies Opportunities for Cross - Sell and Up - Sell to ~2,000 (1) Existing Customers Procurement Payments Grants Management Regulation / Permitting Budgeting / Transparency Academia Public Healthcare School Districts Transit, Utilities, Other Other City and County Governments Utilities State / City Governments City Governments Local Governments Higher Education K - 12 Healthcare Non - Profit Municipal (1) As of 2018E. 14

GTY Govtech Centers of Excellence Denver, CO GTY Govtech Projected 2019 Financials ARR: $86mm Revenue: $76mm Recurring Mix: 79% Revenue Growth: 138% Gross Margin: 72% EBIT Margin: (7%) UFCF Margin: (0%) Headcount (1) Employees: 338 R&D: 98 S&M: 84 San Francisco, CA Toronto, ON Chicago, IL Los Angeles, CA GTY Govtech Headquarters Austin, TX Centers of Excellence House R&D, S&M, a nd Operational Leadership Regional hubs create a national provider with scaled operations and capabilities Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the h istorical and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Projected 2018. 15

GTY Govtech Leadership

Executive Leadership with Deep Operating and Financial Experience



Stephen Rohleder

Chairman and CEO

accenture APOGEE kony

Experience: 23 Years as Accenture Operating Partner



Harry You

Chief Financial Officer

accenture BearingPoint EMC Morgan Stanley ORACLE

Experience: 18 Years as Public Company CEO or CFO



Carter Glatt

SVP, Corporate Development

GTY TECHNOLOGY BARCLAYS

Experience: 4 Years of Strategic M&A and Private Equity

Operating and Product Leadership with Decades of Public Sector Experience



Corry Flatt

Procurement

Public Sector Experience: 10 Years



Michael Duffy

Payments

Public Sector Experience: 6 Years



James Ha

Grants Management

Public Sector Experience: 10 Years



Joel Mahoney

Regulation/ Permitting

Public Sector Experience: 8 Years



TJ Parass

Budgeting / Transparency

Public Sector Experience: 17 Years



David Farrell

Budgeting / Transparency

Public Sector Experience: 20 Years

16

Experienced Board of Directors High Quality Board of Directors with key experts to help realize the GTY Govtech vision Bill Green Director Joe Tucci Director Harry You Director Randy Cowen Director Stephen Rohleder Chairman Paul Dacier Director Charles Wert Director • Previously served as CEO and Chairman of the Board of Accenture • Serves as a Director of S&P Global, Dell , and Pivotal Software • Previously served as a Director of EMC and Inovalon • Previously served as CEO, Chairman, and President of EMC • Serves as a Director of Paychex and Motorola Solutions • Previously served as a Director of VMware • Previously served as EVP of Strategy and M&A with EMC, CEO/CFO of BearingPoint, CFO of Oracle, and CFO of Accenture • Previously served as Director of Oracle Japan • Previously served as the Global Head of T echnology and Operations, Co - Chief Administrative Office and CIO of Goldman Sachs • Serves as a Director of Solace • Previously served as Director of EMC and Pivotal Software • Previously served as CEO of Health and Public Service and G lobal COO at Accenture • Serves as an advisory board member of Kony • Previously served as EVP and General C ounsel of EMC • Serves as Vice Chairman of the Board of AerCap • Previously President of the Boston Bar Association • Previously served as President and CEO of Evercore Trust • Previously served as Vice Chairman and Director of Evercore Trust • Also served as EVP and Senior T rust O fficer of US Trust Company NA for over 20 years 17

Baseline Consolidated GTY Govtech Financial Forecast

Strong Growth with Expanding Margins and Cash Flow

(All figures Non-GAAP ex. Stock-Based Compensation Expense)	Year Ending December 31,					Long-Term
($ in millions)	2017	2018E	2019E	2020E	2021E	Target
ARR	$18	$34	$86	$138	$202	
(%) Growth	--	*88%*	*157%*	*59%*	*46%*	
Revenue	$22	$32	$76	$124	$186	
(%) Growth	--	*43%*	*138%*	*64%*	*50%*	
Gross Profit	$14	$20	$55	$96	$147	
(%) Margin	*63%*	*64%*	*72%*	*77%*	*79%*	*80% - 85%*
S&M Expense	$5	$9	$21	$31	$43	
(%) Margin	*23%*	*28%*	*28%*	*25%*	*23%*	*20% - 25%*
R&D Expense	$6	$9	$16	$22	$32	
(%) Margin	*29%*	*29%*	*21%*	*18%*	*17%*	*10% - 15%*
G&A Expense	$9	$12	$21	$26	$38	
(%) Margin	*40%*	*39%*	*28%*	*21%*	*20%*	*10% - 15%*
EBIT	($7)	($11)	($5)	$16	$32	
(%) Margin	*(32%)*	*(34%)*	*(7%)*	*13%*	*17%*	*30%+*
Unlevered FCF[1]	($5)	($10)	($0)	$26	$43	
(%) Margin	*(24%)*	*(31%)*	*(0%)*	*21%*	*23%*	

Commentary

- The Baseline Consolidated Forecast represents GTY Govtech's view of an achievable baseline operating plan
- The plan is informed by the aggregate of the individual standalone business unit forecasts, adjusted by GTY Govtech management based on assessments of revenue visibilities, backlogs, business momentum, platform investments and potential integration, and public company operating costs, net of synergies
- Projections for 2019 – 2021 include an estimated $10mm of annual revenue synergies; there are ~$170mm+ total potential revenue synergies from cross-sell opportunities
- Nearly 70% of projected 2019 revenue (excluding synergies) has been booked or is considered high probability based on existing pipeline

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) Unlevered free cash flow is defined as EBITDA – Cash Taxes – Increase in Net Working Capital + Increase in Deferred Revenue – Capital Expenditures.

18

Annual Recurring Revenue Walk

Strong recurring revenue base with deep pipeline for growth

($ in millions)



A
B
C
D
$34
$37
$6
($1)
$11
$86
2018E ARR
ARR from New Customers
ARR from Upsell
Lost ARR from Churn
Assumed Synergies
2019E ARR

A **Highly visible sales pipeline, with ARR from new customers primarily driven by Procurement (~25% of new ARR), Payments (~50%), and Grants Management (~15%)**

- Procurement quota-carrying reps increasing ~60%, expected to double customer base from ~300 to ~600 by end of 2019
  - Segment is currently sales capacity constrained. ARR also benefits from mix shift to larger accounts
- In Payments, large contracts with Chicago and San Francisco expected to ramp, resulting in multiple new municipal agency opportunities[1] Chicago has 42 potential "customers / agencies" for expansion. San Francisco comes online in Q4 2018
- Grants Management is actively moving upmarket and has identified ~450 of higher Annual Contract Value ("ACV") customer opportunities in 2019, with assumed conversion rate of ~35% (vs. ~50% in 2017 and ~60% in 2018)

B **ARR from upselling existing customers primarily driven by Grants Management (~70% of upsell ARR), Permitting (~15%), and Procurement (~15%)**

- Grants Management upsell of additional modules and new Allocate software focused on larger customers – driving ~45% increase in ACV for existing customers in 2019 – continues to move the product up market
- Permitting transitioned to new modular product in 2019 for easier upsell – driving estimated 30%+ ACV increase for existing customers
- Procurement product has seen steady ACV increases driven by upsell and new contracts: ~50% growth in 2017, ~45% in 2018, and estimating ~37% in 2019; expecting continued ramp over time. Upsell is expected to deliver ~15% of ACV uplift to existing customers in 2019

C **Lost ARR from churn primarily driven by targeted transition in customer base for Grants Management product**

- Grants Management is strategically shifting focus to larger customers, especially with new products like Allocate, generating meaningfully higher ACV (>3x that of 2017) and actively phasing out smaller, lower ACV customers
- Grants Management ARR added from new customers and upsell is expected to be ~14x the ARR lost due to churn

D **Cross-selling synergies expected to drive ~$11 million in incremental ARR in 2019**

- Total cross-sell opportunity estimated to be ~$170 million based on 2018E ACV – does not include additional opportunity from existing customer base ACV increases in 2019

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) An agency within a city is considered a unique Payments customer.

19

2019 Business Unit Revenue Growth Drivers

Bonfire

- Expected doubling of sales capacity via an increase in sales reps and the corresponding supportive functions
- New product module additions will help drive up-selling in existing customer base
- Sector based go-to-market strategy will translate to more predictable and shorter sales cycles, faster on-boarding, and higher conversion
- Recently hired VP Marketing is generating high quality SQLs and building a predictable pipeline of opportunities

CITYBASE

- Onboard backlog of booked opportunities and expand within existing customer base
- Pursue enterprise opportunities with 10+ engaged major cities; pain points and entry points are defined
- Grow in adjacent markets, leveraging regional references and piggyback contracts
- Gain footholds through packaged, standardized product offerings for anchor agencies: finance, technology, water, and electric

eCIVIS

- Continue to expand salesforce headcount in order to keep up with a growing pipeline
- Emphasis has been placed on landing higher ACV deals and the sales team has shifted its focus accordingly
- The number of active RFPs continues to grow at an all-time pace and win rates are expected to increase
- Identified inorganic growth opportunities provide a chance to consolidate a highly fragmented industry segment

OpenCounter

- Growing the sales team from 1 to 5 people in 2019 will build significant new pipeline opportunity
- Planned product launches will drive significant upsell and ARR growth
- Strong pipeline of six-figure deals expected to convert in Q1 and Q2
- Increased marketing spend on conference sponsorships, trade show booths, and direct mail

Questica

- Sales team hiring in each vertical is complete resulting in revenue ramp in 2019
- Current pipeline of $20 million continues to grow, with historical win rates of over 65%
- While enterprise remains a focus, the small and mid-market group is gaining traction
- Dedicated sales representative for customer upsells will allow for growth within current customer base
- Marketing expansion is planned for early 2019 to help manage all client and prospect communications

SHERPA

- Significant investment in partnership programs with the leading ERP vendors, leading to the most leads in the company's history
- Reorganization of the sales force has allowed for the best people to take on the most effective roles
- Conversion of key pipeline of opportunities with some of the largest cities and states
- Additional sales team hires planned for 2019, further expanding sales efforts

The GTY Effect: The combined entity will present significant cross-selling opportunities between all companies

20

Cross-Selling Synergies Represent $170M+ Opportunity

Significant cross-selling synergies provide additional outlet for organic growth

Current ~2,000[1] Customer Base



Other
2%
Utility
3%
Healthcare
4%
Non-Profit
26%
Education
13%
State
Gov
1%
Municipal
51%

Customer Type as % Total Customers

Immediate Cross-Sell Potential

~2,000[1] Customers

~6,800
Potential New Connections

~$25,000
Weighted Average
Annual Contract Value[2]

>$170 Million Cross-Sell Opportunity

Cross-Sell Opportunity Sources



Budgeting /
Transparency
8%
Procurement
19%
Permitting
38%
Payments
20%
Grants
15%

Cross-Sell Revenue as % Total Opportunity

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) As of 2018E.

(2) Based off of GTY Govtech's estimate of 2018E ending average customer Annual Contract Value ("ACV"), which is defined as the average annualized revenue per customer contract. Weighted average ACV calculated as ACV by Product x Customer Opportunities Per Product / Total Opportunities. ACV significantly varies depending on product area, contract length, customer size, and other factors.

21

Overview of Business Unit KPI Metrics – 2018E Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements . Actual, audited results may differ materially . 1) Impacted by transition to higher - ACV customer base – expected to be net negative churn by 2019. 2) Includes impact of acquisition made in June 2017. 3) New Business in 2018 has been 70% SaaS. 4) CityBase customer count represents individual agency departments and distinct entities within its government and utility contracts. Procurement Payments Grants Management Regulation / Permitting Budgeting / Transparency Net Dollar - Based Retention Rate 114% 134% 96% (1) 113% 118% (2) ARR ($m) $5m $10m $8m $2m $8m SaaS as % of Total Revenue 100% NA 90% 89% 11% (3) Recurring Revenue % of Total Revenue 100% 92% 90% 89% 43% Customer Count 301 358 (4) 474 53 716 22

Overview of Business Unit KPI Metrics – 2018E (Cont’d) Sales Cycle 3 Months 3 – 6 Months 3 Months 6 – 7 Months 6 Months 6 Months % of Sales via RFP 2% 30% 6% 7% 20% 80% Competitive Win Rate 90% 50% 80% 86% 65% 80% (1) Average 2018 ACV $24,654 $402,496 (2) $22,637 $53,542 $64,500 (3) $1,038,000 (3) ACV Range $10,000 – $150,000 $12,000 – $3,000,000 $5,000 – $400,000 $5,000 – $186,300 $10,000 – $1,200,000 (3) $430,000 – $2,000,000 (3) Company Time to Payback 3 – 4 Months 2 – 8 Months 6 – 9 Months 1 – 5 Months 1 – 6 Months 1 – 6 Months Implementation Time <1 Month 2 – 6 Months 3 Months 3 – 4 Months 2 – 6 Months 3 – 9 Months Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Sherpa loss in Competitive Win Rate was to Questica . (2) CityBase 2018E average ACV is calculated as Q4 ARR divided by the number of current contract vehicles, of which there are 25. (3) Questica and Sherpa ACVs include services. 23

Capital Can Create Significant Upside Beyond Baseline Plan

1 Platform Expansion



102% IRR
Illustrative Initial Investment
$40
$2,754
Year 1
Year 7

- Creating Digital City Hall for ~30 additional cities
- Potential expansion into international markets

	Year 2	Year 7
Revenue	$120	$120
(%) CAGR	--	

2 Sales Expansion



105% IRR
Illustrative Initial Investment
$20
$1,479
Year 1
Year 7

- Expansion across most business units
- Opportunities in international markets

	Year 2	Year 7
Revenue	$133	$215
(%) CAGR	10%	

3 Adjacent Business Areas



105% IRR
Illustrative Initial Investment
$15
$1,109
Year 1
Year 7

- Parking / transit
- Utilities

	Year 2	Year 7
Revenue	$100	$161
(%) CAGR	10%	

4 Strategic M&A



44% IRR
Illustrative Initial Investment
$50
$50
$754
Year 1
Year 2
Year 7

- Disaster response / emergencies
- Scholarships
- Legacy portals
- Data and tactical acquisitions

	Year 2	Year 7
Revenue	$17	$109
(%) CAGR	46%	

85% Total Implied IRR and $6.1bn incremental enterprise value[1] from future growth initiatives

Note: Illustrative framework. Does not imply actual projections.
IRR calculated as incremental enterprise value in Year 7 over initial investment.
(1) Assumes 30.2x EV / Year 7 Unlevered Net Income Multiple assuming 30% long-term contribution margin (except platform expansion, which assumes 100% long-term contribution margin) and a 24% tax rate applied to Year 7 incremental revenue.

24

Summary Investment Highlights Attractive market with key secular tailwinds • $30 - $40 billion (1) of underpenetrated and fragmented state and local government software market opportunity in North A merica • Public sector software is anchored in legacy systems, with 95% of IT budgets spent on on - premises software • Demographic transition in public sector personnel: key moment to transition to SaaS model • Constituents demanding digital transformation and a new consumer experience Compelling standalone products with benefit of belonging to broader platform solution • Suite of modern software solutions offering multiple growth engines, cross - selling opportunities, and launching points into stat e and local governments’ digital transformation journeys • Creation of a platform to add and integrate additional functionalities to serve diverse and rapidly changing customer demands • Diverse and prominent existing client base of ~2,000 (2) public organizations Combination of GTY and individual company management teams highlights thought leadership in public sector software • Experienced GTY Govtech management team with decades of collective public service and information technology experience • Individual company founders to remain deeply engaged with their businesses High - growth recurring revenue model with short path to profitability • High growth, highly predictable business model: ~80% projected 2019 recurring revenue • Short and clear path to profitability; projected to be approximately cash flow positive by the end of 2019 • World - class sponsors with key system integrator and enterprise relationships • Attractive valuation at a meaningful discount to market comparables Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the his torical and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Management estimates. (2) As of 2018E 25

2 . Attractive Market with Secular Tailwinds 26

The Complex Layers of Government INFORMATION INFORMATION CHANNELS CHANNELS ACTION ACTION AGENCIES (40+) AGENCIES (40 +) ORDINANCES ORDINANCES WEBSITE WORD OF MOUTH AGENCY DATABASE AGENCY DATABASE AGENCY DATABASE SUBMIT REGISTER PAY APPLY PREVIOUS EXPERIENCE ORDINANCE ORDINANCE ORDINANCE ORDINANCE 27

Government Software Today A local government operates like dozens of separate businesses . Each agency has its own technology and means of engaging the public . Lost Funding Opportunities and Isolated Purchasing Decisions Inconsistent Customer Service and Slow Permitting Siloed Budgeting and Agency Data … ? 28

State and Local Government Software is at an Inflection Point…

… Driven by secular tailwinds, technological innovations, and acceleration to the cloud, creating massive opportunities for new vendors.

Macro Trends

Driving governments' digital transformation

- Budget constraints raising need for better ROI
- Demographic shift in government workforce
- Budgets shifting from capital expenditures to operating expenditures
- Constituents pushing for more real-time and transparent data

Plagued by Legacy Pain Points

Underinvestment in New Technology
1/3 of State IT systems are old and broken(1)

Not Intelligent
Strong reliance on offline spreadsheets

Not Scalable
Lacking cloud infrastructure for scalability and security

Fragmented
"Patchwork" solutions for multiple departments

New Technology Adoption

Optimizing back-office processes, reducing costs, and improving constituent experiences

SaaS | Mobility | Analytics | IoT

Migration to the Cloud

- Less than **5%** of government operations are on the cloud today(2)
- **Over half** of state governments have either formal or informal cloud-first strategies(3)
- At the local level, vendors with cloud solutions for cities, counties, and towns are **seeing double-digit growth rates in their SaaS subscriptions**(3)

(1) Source: "Data Suggests One-Third of State IT Systems are Old and Broken," Government Technology. http://www.govtech.com/biz/Data-Suggests-One-Third-of-State-IT-Systems-are-Old-and-Broken.html
(2) Source: "Understanding Cloud Adoption in Government," Gartner. https://www.gartner.com/smarterwithgartner/understanding-cloud-adoption-in-government/
(3) Source: "US Government Sector Tech Spending Trends, 2017 To 2018", Forrester Research, Inc., February 8, 2017.

29

GTY Govtech Investment Thesis • Digital transformation, the next technological wave • Bringing cutting - edge technology to an underserved industry vertical • Legacy ERP and other systems are ripe for disruption and long overdue for a massive upgrade • The shift to the SaaS/Cloud is just beginning in many vertical markets, presenting a large, untapped opportunity • Enthusiastic early adopters and customer success could drive multiplier effect • Potential for hyper g rowth • Cloud solutions that offer pricing flexibility and better ROIs • E fficient implementation and fast adoption of solutions • Capable of thwarting adverse demographic trends • Investment “alpha” / best - of - breed • One of the next superior growth areas for enterprise SaaS/Cloud • Companies with cutting edge solutions that are current explosively growing • Characteristics of a payments business, a platform, and a SaaS/Cloud offering (Triple Crown of tech investing) • Large and underpenetrated market (in the low single digits) • Attack a massive and underpenetrated TAM comprising a sizable portion of the U.S. GDP • Early path to profitability • Signals long - term, and potentially compelling, value - add to customers • First mover advantage • No other integrated payment, SaaS/Cloud, next - gen vendor in the public sector • Virtuous circle of new customer confidence to work with a publicly transparent, well - capitalized entity • Clear customer cost and revenue leverage • Simple and compelling purchase for customers • Applicability for customers of all sizes • Inorganic as well as organic growth potential • Will consider deployment of cash on attractive tuck - in acquisitions • Cross - sell opportunities and other synergies will generate a value for the whole that is greater than the sum of its parts 30

Massive and Expanding Market Opportunity

2018E North American Market Opportunity

- **~$117bn** – State and Local Government Tech Spend[1]
- **3,000+** – Counties[2]
- **36,000+** – Municipalities[2]
- **38,000+** – Special Districts[2]
- **$2.1tn** – Flows Through Government Procurement Department Annually[2]
- **50** – States[2]
- **18,000+** – Law Enforcement Agencies[2]
- **$5bn+** – Annual Payments From Licenses, Permits, Fines, Services Fees, and Property Tax in a Tier-One City[2]
- **13,000+** – Public School Districts[2]
- **~35,000** – IT Procurements by State and Local Governments[2]
- **~$3.4bn** – Utilities Software Market[2]
- **~$661bn** – Federal Grants to State and Local Governments (2016)[2]

24 States and 1 City Would Rank in the U.S. FORTUNE 100 (3)

($ in billions)

1. Walmart	$500
California	$322
2. ExxonMobil	$244
4. Apple	$229
New York	$185
9. AT&T	$161
Texas	$144
15. Costco Wholesale	$129
18. GE	$122
22. Alphabet	$111
Pennsylvania	$91
30. Microsoft	$90
New York City	$89
Florida	$86
Ohio	$78

Illinois	$75
Michigan	$71
New Jersey	$66
46. intel	$63
Massachusetts	$60
North Carolina	$55
57. Pfizer	$53
58. hp	$52
Virginia	$52
Washington	$51
Georgia	$46
66. Nationwide	$44
Minnesota	$44
72. Best Buy	$42
Maryland	$42

Indiana	$39
Arizona	$38
82. ORACLE	$38
Wisconsin	$37
87. Coca-Cola	$35
89. Nike	$34
Missouri	$33
94. Rite Aid	$33
Oregon	$33
Tennessee	$31
Colorado	$31
98. Time Warner Cable	$31
Alabama	$31
100. USAA	$30

Source: (1) Source: "US Government Sector Tech Spending Trends, 2017 To 2018", Forrester Research, Inc., February 8, 2017. Figures based on constant currency. (2) U.S. Census Bureau, Bureau of Justice Statistics, Congressional Research Service, US Geological Survey, management estimates. (3) Fortune 500 company listing as of 2018. State Rankings calculated using total tax revenue data (FY 2016) from the US Census Bureau. New York City revenue calculated using FY 2019 budget information from NYC.gov. Numbers are in billions of dollars.

31

The Time is Right… • One primary citizen interface • Unified technology • Shared repository of data • Streamlined workflow • Capitalize on new technologies to replace legacy • Legacy products use decades - old technology stacks; modern programming languages are better/faster/cheaper • Modern hosting platforms are typically more secure • UI/UX have changed significantly since the legacy products were first designed, meaning a better user interface and more intuitive experience • Transition from perpetual licenses to SaaS model • Lower up - front costs • Higher emphasis on ongoing customer satisfaction • Less reliance on 3rd party integrators • Faster configuration • Fully managed service (turn - key) 32

3 . Compelling Products and Synergies 33

Summary Overview

	CITYBASE Payments	OpenCounter Regulation / Permitting	Questica Budgeting / Transparency	SHERPA Budgeting / Transparency	Bonfire Procurement	eCIVIS Grants Management
Year Founded	2013	2013	1998	2004	2012	2000
Location	Chicago, IL	San Francisco, CA	Burlington, ON	Denver, CO	Waterloo, ON	Pasadena, CA
Number of Employees	81	13	79	12	102	51
Key Products	• Digital Services • Payments	• Business Portal • Residential Portal • Special Events Portal • Zoning Portal	• Budget • Performance • Open Book • Budget Book	• Budget Preparation • Personnel Forecasting • Performance Management • Consulting	• eRFx & eTendering • Contracts • Vendor Performance	• Grants Acquisition Solution • Grants Management Solution • Allocate
Number of Clients	358	53	694	22	301	474
Awards/Misc.	• 134% Net Dollar-Based Retention Rate • 1mm unique utilities users	• Winner of Civic I/O Tech Pitch • 1.7x ROI on cost of software in staff time savings	• NPS Score: 60 • $63bn+ in budgets managed	• Largest customer has $10bn in budget and 30,000 employees	• NPS Score: 70 • Y-Combinator Class of W15	• 90% SaaS Mix • 150+ enterprise government implementations since 2000

34

Note: Number of employees and clients reflect projected 2018E numbers.

The information we get about people going through the process has been invaluable . The backend analytics have been a benefit for us from a service delivery perspective, and it means we can be proactive in following up with users . — Erik Caldwell, Economic Development Director for San Diego City of Indianapolis, IN City of San Diego, CA City of Denver, CO Selected to provide a platform for Indy’s digital city hall P artnered with the City of San Diego to streamline the process of starting a new business Provided a budgeting solution that was flexible and comprehensive • 140+ activities live within 1 year • Digitized 40 services and payments • 46 agencies served • In 2018 to - date, the San Diego Business Portal has been used to scope 14,534 zoning lookups and 14,019 business permitting projects • Has saved an estimated 4,877 hours of staff time • 682,500+ population with an annual budget of $2.3+ billion • Issued an RFP for a budget reporting and analysis solution • Allowed for integration to ERP and other systems Representative Customer Case Studies Customer services and responsiveness are excellent. — Kelly Greunke, Director of Finance, Budget Management Office, City and County of Denver Payments Regulation/ Permitting Budgeting / Transparency 35

State of Rhode Island Metropolitan Transportation Commission (San Francisco Bay Area) State of Arizona I mplemented budget software for operating, capital, and performance management P artnered with the MTC to enable easier and more powerful evaluation processes Provided the first comprehensive statewide SaaS grant management system • Allowed the city to perform its budget operations in one system • Produced real - time outputs including analytics that combined what was once disparate data • Complex RFP times reduced to a month versus 60 - 90 days previously • Average savings of 12% • 100% compliance and audit win rate • 24% increase in federal grant revenues - nearly $3 billion in 3 years • Cost savings of more than $500,000 per year • 100% compliance with AZ’s electronic records requirements Representative Customer Case Studies (Cont’d) This system dramatically reduces time spent on administrative compliance ; agencies can focus their efforts on activities that will truly benefit the Arizona taxpayer . — Matthew Hanson, Statewide Grant Administrator for State of Arizona I couldn’t imagine the implementation process being any simpler. — Michael Brinton, Contract Manager, MTC Budgeting / Transparency Procurement Grants Management 36

GTY Govtech Synergy Opportunities Expand customer base and penetration capitalizing on cross - selling opportunities • Each operating company can provide customer references and contacts representing ~2,000 (1) existing customers, a $170mm+ cross - sell and large up - sell opportunity • Collaborative go - to - market strategy, efforts, and insights to more efficiently market products (e.g. spotlights, webinars, etc.) and respond to RFPs • Land and expand quickly through implementation excellence and rapid adoption of platform offerings Platform opportunity – product integration with best - of - breed point solutions • Shared data, consolidated reporting, and business intelligence decreases workload on staff and improves process efficiency, driving higher customer value • Product Integration • Permits and Payments: Payment processing for permits and richer business process for payments • Grants, Payment, Budget and Procurement: Tie grants management and payments (revenues) to budgeting and procurement (expenses) bringing the ability to forecast revenues and cost centers together • Budget and Digital Services: Connect budgeting and digital services to automate change request generated by the budgeting process • Common approach to hosting, connectivity, and security aligns costs • A common platform speeds up the software integration process customers require with existing financial and ERP systems Skilled management team to drive a shared vision • Deep industry intelligence and technology creativity harnessed for a competitive advantage • Peer - to - peer review of business (e.g. product R&D, support & consulting, etc.) Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements . Actual, audited results may differ materially . (1) As of 2018E. 37

Go - To - Market and Technology Integration Plan First 100 Day P riorities • Implement back office functionality to supplement and support client services and operations and financial reporting • Establish “ Go - To - Market ” model in order to best position and accelerate the growth of SaaS/Cloud solutions • Capture immediate cross - selling synergies from our ~2,000 (1) current clients • Move into key sales channels for increased distribution • Develop long - term strategy for technical integration across platforms • Look for quick wins to integrate our offerings at key functional points • O ffer a more comprehensive product suite over time in conjunction with our best - of - breed products • Functionality needs to be prepared for scale through organic growth and acquisitions • C ontinue each business unit’s current growth initiatives and management plans to achieve projected standalone growth • Establish core company tenets and principles Sales & Marketing • Harvest and encourage cross - selling synergies across each platform, leveraging pre - existing clients relationships to ease administrative selection burden, implementation time, and sourcing cost • Through cross - selling channels, get “key wins” with current large enterprise clients, pre - empting RFPs • Develop a scalable sales model that can grow with demand and supplement cross - selling synergies • Unique model to efficiently do pre - sales across North America and allow for consultative sales as the opportunities merit • Develop low - cost , low touch first installation modules as well as potentially “try before you buy” modules • Optimize existing client references through key public sector leaders and industry forums, placing an emphasis on GTY Govtech’s value proposition to the community of users • Utilize system integration partners to unlock key sales channels Research & Development • Keep current development in - house, but utilize our platform locations that are naturally low cost (e.g., Canada, Austin, Chicago) • Fund key innovations into other adjacent product segments while ensuring core products remain best - in - class • Encourage technical integration across platforms, where feasible, to accelerate competitive product advantage Market Positioning • Public Sector ERP is an overcrowded market with high - risk projects and barriers to proper implementation • Operating as a platform - lite will allow GTY Govtech to take advantage of a faster sales cycle and combat difficult implementations (1) As of 2018E. 38

GTY Govtech Go - To - Market Goals Short - term : Focus on 138% growth for 2019E (meet and beat ) • Invest in additional sales reps across Business Units (“BUs ”) • Lightweight training for sales reps on BU products • “ If you see this opportunity, call this person and you will a receive a 50% bonus on the sale” • Implement SPIF’s to incentivize cross - selling across BUs Mid - term : As soon as p ractical • Add senior sales leadership (very experienced but very small); reporting directly to CEO • Build out high - margin system integrator services group • Establish GTY Govtech contract function to focus on Master Services Agreements/Contract V ehicles • Establish channel relationships for market expansion Longer - term: • Build out geographic GTY Govtech sales force (BU sales force becomes specialty sales force ) • Shared centers , methodologies and processes CEO focus is on each BU CEO getting earn - out. Culture of “All for one and one for all” Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements . Actual, audited results may differ materially. 39

Summary of Growth Strategy • Invest in sales and marketing to accelerate growth • Leverage GTY team’s extensive experience in enterprise software sales as states, large cities, and counties increasingly require a sales approach comparable to an enterprise account in the private sector with larger, multi - year deals, and longer sales cycles • Utilize GTY team’s vast industry network to establish strategic channel partnerships and elevate customer conversations to accelerate pipeline opportunities • Cross - sell existing solutions across existing customer base • Penetrate new geographies and broaden customer base • Leverage GTY team’s decades of experience operating complex enterprise technology organizations, including scaling many small “start - ups” within EMC and Accenture (VMware, Nicira, Data Domain, Pivotal, etc.) • Acquire complementary capabilities to serve the diverse needs of state and local government customers 40

4 . Financial Overview 41

Baseline Consolidated GTY Govtech Financial Forecast

Strong Growth with Expanding Margins and Cash Flow

(All figures Non-GAAP ex. Stock-Based Compensation Expense) *($ in millions)*	Year Ending December 31,					Long-Term Target
	2017	2018E	2019E	2020E	2021E	
ARR	$18	$34	$86	$138	$202	
(%) Growth	--	*88%*	*157%*	*59%*	*46%*	
Revenue	$22	$32	$76	$124	$186	
(%) Growth	--	*43%*	*138%*	*64%*	*50%*	
Gross Profit	$14	$20	$55	$96	$147	
(%) Margin	*63%*	*64%*	*72%*	*77%*	*79%*	*80% - 85%*
S&M Expense	$5	$9	$21	$31	$43	
(%) Margin	*23%*	*28%*	*28%*	*25%*	*23%*	*20% - 25%*
R&D Expense	$6	$9	$16	$22	$32	
(%) Margin	*29%*	*29%*	*21%*	*18%*	*17%*	*10% - 15%*
G&A Expense	$9	$12	$21	$26	$38	
(%) Margin	*40%*	*39%*	*28%*	*21%*	*20%*	*10% - 15%*
EBIT	($7)	($11)	($5)	$16	$32	
(%) Margin	*(32%)*	*(34%)*	*(7%)*	*13%*	*17%*	*30%+*
Unlevered FCF[(1)]	($5)	($10)	($0)	$26	$43	
(%) Margin	*(24%)*	*(31%)*	*(0%)*	*21%*	*23%*	

Commentary

- The Baseline Consolidated Forecast represents GTY Govtech's view of an achievable baseline operating plan
- The plan is informed by the aggregate of the individual standalone business unit forecasts, adjusted by GTY Govtech management based on assessments of revenue visibilities, backlogs, business momentum, platform investments and potential integration, and public company operating costs, net of synergies
- Projections for 2019 – 2021 include an estimated $10mm of annual revenue synergies; there are ~$170mm+ total potential revenue synergies from cross-sell opportunities
- Nearly 70% of projected 2019 revenue (excluding synergies) has been booked or is considered high probability based on existing pipeline

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) Unlevered free cash flow is defined as EBITDA – Cash Taxes – Increase in Net Working Capital + Increase in Deferred Revenue – Capital Expenditures.

42

Annual Recurring Revenue Walk

Strong recurring revenue base with deep pipeline for growth

($ in millions)



A
B
C
D
$34
$37
$6
($1)
$11
$86
2018E ARR
ARR from New Customers
ARR from Upsell
Lost ARR from Churn
Assumed Synergies
2019E ARR

A — Highly visible sales pipeline, with ARR from new customers primarily driven by Procurement (~25% of new ARR), Payments (~50%), and Grants Management (~15%)

- Procurement quota-carrying reps increasing ~60%, expected to double customer base from ~300 to ~600 by end of 2019
  - Segment is currently sales capacity constrained. ARR also benefits from mix shift to larger accounts
- In Payments, large contracts with Chicago and San Francisco expected to ramp, resulting in multiple new municipal agency opportunities[(1)] Chicago has 42 potential "customers / agencies" for expansion. San Francisco comes online in Q4 2018
- Grants Management is actively moving upmarket and has identified ~450 of higher Annual Contract Value ("ACV") customer opportunities in 2019, with assumed conversion rate of ~35% (vs. ~50% in 2017 and ~60% in 2018)

B — ARR from upselling existing customers primarily driven by Grants Management (~70% of upsell ARR), Permitting (~15%), and Procurement (~15%)

- Grants Management upsell of additional modules and new Allocate software focused on larger customers – driving ~45% increase in ACV for existing customers in 2019 – continues to move the product up market
- Permitting transitioned to new modular product in 2019 for easier upsell – driving estimated 30%+ ACV increase for existing customers
- Procurement product has seen steady ACV increases driven by upsell and new contracts: ~50% growth in 2017, ~45% in 2018, and estimating ~37% in 2019; expecting continued ramp over time. Upsell is expected to deliver ~15% of ACV uplift to existing customers in 2019

C — Lost ARR from churn primarily driven by targeted transition in customer base for Grants Management product

- Grants Management is strategically shifting focus to larger customers, especially with new products like Allocate, generating meaningfully higher ACV (>3x that of 2017) and actively phasing out smaller, lower ACV customers
- Grants Management ARR added from new customers and upsell is expected to be ~14x the ARR lost due to churn

D — Cross-selling synergies expected to drive ~$11 million in incremental ARR in 2019

- Total cross-sell opportunity estimated to be ~$170 million based on 2018E ACV – does not include additional opportunity from existing customer base ACV increases in 2019

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) An agency within a city is considered a unique Payments customer.

43

2019 Business Unit Revenue Growth Drivers

Bonfire

- Expected doubling of sales capacity via an increase in sales reps and the corresponding supportive functions
- New product module additions will help drive up-selling in existing customer base
- Sector based go-to-market strategy will translate to more predictable and shorter sales cycles, faster on-boarding, and higher conversion
- Recently hired VP Marketing is generating high quality SQLs and building a predictable pipeline of opportunities

CITYBASE

- Onboard backlog of booked opportunities and expand within existing customer base
- Pursue enterprise opportunities with 10+ engaged major cities; pain points and entry points are defined
- Grow in adjacent markets, leveraging regional references and piggyback contracts
- Gain footholds through packaged, standardized product offerings for anchor agencies: finance, technology, water, and electric

eCIVIS

- Continue to expand salesforce headcount in order to keep up with a growing pipeline
- Emphasis has been placed on landing higher ACV deals and the sales team has shifted its focus accordingly
- The number of active RFPs continues to grow at an all-time pace and win rates are expected to increase
- Identified inorganic growth opportunities provide a chance to consolidate a highly fragmented industry segment

OpenCounter

- Growing the sales team from 1 to 5 people in 2019 will build significant new pipeline opportunity
- Planned product launches will drive significant upsell and ARR growth
- Strong pipeline of six-figure deals expected to convert in Q1 and Q2
- Increased marketing spend on conference sponsorships, trade show booths, and direct mail

Questica

- Sales team hiring in each vertical is complete resulting in revenue ramp in 2019
- Current pipeline of $20 million continues to grow, with historical win rates of over 65%
- While enterprise remains a focus, the small and mid-market group is gaining traction
- Dedicated sales representative for customer upsells will allow for growth within current customer base
- Marketing expansion is planned for early 2019 to help manage all client and prospect communications

SHERPA

- Significant investment in partnership programs with the leading ERP vendors, leading to the most leads in the company's history
- Reorganization of the sales force has allowed for the best people to take on the most effective roles
- Conversion of key pipeline of opportunities with some of the largest cities and states
- Additional sales team hires planned for 2019, further expanding sales efforts

The GTY Effect: The combined entity will present significant cross-selling opportunities between all companies

44

Cross-Selling Synergies Represent $170M+ Opportunity

Significant cross-selling synergies provide additional outlet for organic growth

Current ~2,000[1] Customer Base



Other 2%
Utility 3%
Healthcare 4%
Non-Profit 26%
Education 13%
State Gov 1%
Municipal 51%

Customer Type as % Total Customers

Immediate Cross-Sell Potential

~2,000[1] Customers

~6,800
Potential New Connections

~$25,000
Weighted Average Annual Contract Value[2]

>$170 Million Cross-Sell Opportunity

Cross-Sell Opportunity Sources



Budgeting / Transparency 8%
Procurement 19%
Payments 20%
Grants 15%
Permitting 38%

Cross-Sell Revenue as % Total Opportunity

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

(1) As of 2018E.

(2) Based off of GTY Govtech's estimate of 2018E ending average customer Annual Contract Value ("ACV"), which is defined as the average annualized revenue per customer contract. Weighted average ACV calculated as ACV by Product x Customer Opportunities Per Product / Total Opportunities. ACV significantly varies depending on product area, contract length, customer size, and other factors.

45

Standalone Operating Forecast By Business Unit: Revenue

($ in millions)	2017	2018E	2019E	2020E	2021E
	Year Ending December 31,				
Procurement	$2	$4	$10	$21	$35
(%) Growth	--	129%	185%	115%	63%
Payments	$4	$6	$18	$37	$59
(%) Growth	--	50%	182%	102%	60%
Grants	$5	$5	$12	$22	$37
(%) Growth	--	16%	122%	84%	66%
Permitting	$2	$2	$5	$8	$14
(%) Growth	--	44%	102%	80%	68%
Budgeting & Transparency	$10	$14	$21	$25	$31
(%) Growth	--	40%	47%	21%	25%

Commentary

- Procurement revenue growth acceleration from 2018 to 2019 driven primarily by new customer adds as sales force scales, with relatively conservative assumptions around ACV growth
- Payments revenue growth driven by increased penetration in major cities and larger accounts coming online in the latter half of 2018 and throughout 2019
- Grants revenue growth expected to accelerate in 2019 after strategic shift in 2017-2018 to move upmarket and target larger accounts
- Permitting revenue expected to benefit in H2 2018 from the major product investment made in 2017-2018, as the new modular platform makes it easier to add and upsell customers
- Budgeting & Transparency is expected to benefit from sales team ramping

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

46

Revenue Breakdown (ex - Synergies) Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Includes revenue from payment kiosks Commentary • Recurring revenue consists primarily of SaaS revenue (Procurement, Grants, and Permitting), recurring monthly license (Paymen ts) , payment fees, and software maintenance revenue ( Budgeting & Transparency) • Perpetual license revenue consists of Budgeting & Transparency solutions in response to some customer’s preferences for an on - pr em perpetual license solution • Services revenue consists of implementation and consulting from all business segments Year Ending December 31, ($ in millions) 2017 2018E 2019E 2020E 2021E Recurring Revenue $14 $22 $52 $98 $156 (%) Growth -- 55% 132% 88% 60% (%) Mix 65 70 79 86 89 License Revenue $2 $2 $3 $3 $3 (%) Growth -- 28% 31% (3%) 6% (%) Mix 8 7 4 2 2 Services Revenue $5 $7 $11 $14 $17 (%) Growth -- 35% 60% 26% 26% (%) Mix 22 21 16 12 10 Other Revenue (1) $1 $0 $0 $0 $0 (%) Growth -- (55%) -- -- -- (%) Mix 5 2 -- -- -- 47

Standalone Operating Forecast By Business Unit: ARR Commentary • Procurement assumes continued ACV growth throughout the projection period, while customer growth remains the primary driver o f A RR expansion • Payments recurring revenues benefits from additional city agencies coming online for existing accounts and several large pipe lin e customers being converted. Projection does not assume any upside from adoption expansion at existing customers • Grants assumes significant ACV expansion amid strategic shift toward larger accounts, with customer count decreasing somewhat in 2017 and 2018, as low ACV customers are phased out. Expected to be net negative churn by 2019 • Permitting assumes ACV expansion in 2019 as revamped product becomes more widely distributed and increases upsell, with growt h a lso driven by customer adds from sales ramp up • Budgeting & Transparency assumes low ACV growth with ARR growth driven by strong customer pipeline Year Ending December 31, ($ in millions) 2017 2018E 2019E 2020E 2021E Procurement $2 $5 $14 $27 $41 (%) Growth -- 116% 172% 87% 53% Payments $4 $10 $29 $47 $70 (%) Growth -- 142% 177% 64% 50% Grants $5 $8 $17 $31 $49 (%) Growth -- 80% 114% 81% 56% Permitting $1 $2 $4 $8 $13 (%) Growth -- 81% 97% 82% 70% Budgeting & Transparency $5 $8 $11 $14 $18 (%) Growth -- 42% 36% 32% 26% Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the his torical and projected financial information and forward - looking statements. Actual, audited results may differ materially. 48

Standalone Operating Forecast By Business Unit: Gross Profit

	Year Ending December 31,				
($ in millions)	2017	2018E	2019E	2020E	2021E
Procurement	$1	$3	$8	$19	$31
(%) Margin	*89%*	*75%*	*83%*	*87%*	*88%*
Payments	$1	$3	$12	$29	$47
(%) Margin	*30%*	*43%*	*67%*	*78%*	*80%*
Grants	$3	$4	$9	$16	$27
(%) Margin	*75%*	*70%*	*73%*	*73%*	*73%*
Permitting	$1	$2	$3	$6	$11
(%) Margin	*70%*	*74%*	*74%*	*75%*	*77%*
Budgeting & Transparency	$7	$9	$15	$18	$24
(%) Margin	*67%*	*66%*	*71%*	*71%*	*75%*

Commentary

- Procurement gross margin decrease in 2018 driven by increase in sales support staff to prepare for sales ramp in 2019 and beyond, with increasing support efficiency expected to drive gross margin expansion in outer years
- Payments gross margin expansion driven by substantially lower implementation costs for newer accounts as company becomes more efficient in bringing new agencies online
- Grants gross margin decrease in 2018 driven by delayed implementation for one large customer due to contract renegotiation in 2017 that pushed costs into 2018. Shift to larger customers expected to increase gross margins going forward
- Permitting gross margin expansion driven by shift in revenue mix away from services and towards SaaS, with modular product redesign also increasing ease of implementation and support
- Budgeting & Transparency 2018 gross margins affected by higher hosting costs of an acquired target, which has been migrated to lower-cost hosting on a major cloud infrastructure provider, thus expanding gross margin in 2019 and beyond

49

Note: See "Important Information" on slides 1-2 for important qualifications, limitations and cautionary statements concerning the historical and projected financial information and forward-looking statements. Actual, audited results may differ materially.

Overview of Business Unit KPI Metrics – 2018E Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements . Actual, audited results may differ materially . 1) Impacted by transition to higher - ACV customer base – expected to be net negative churn by 2019. 2) Includes impact of acquisition made in June 2017. 3) New Business in 2018 has been 70% SaaS. 4) CityBase customer count represents individual agency departments and distinct entities within its government and utility contracts. Procurement Payments Grants Management Regulation / Permitting Budgeting / Transparency Net Dollar - Based Retention Rate 114% 134% 96% (1) 113% 118% (2) ARR ($m) $5m $10m $8m $2m $8m SaaS as % of Total Revenue 100% NA 90% 89% 11% (3) Recurring Revenue % of Total Revenue 100% 92% 90% 89% 43% Customer Count 301 358 (4) 474 53 716 50

Overview of Business Unit KPI Metrics – 2018E (Cont’d) Sales Cycle 3 Months 3 – 6 Months 3 Months 6 – 7 Months 6 Months 6 Months % of Sales via RFP 2% 30% 6% 7% 20% 80% Competitive Win Rate 90% 50% 80% 86% 65% 80% (1) Average 2018 ACV $24,654 $402,496 (2) $22,637 $53,542 $64,500 (3) $1,038,000 (3) ACV Range $10,000 – $150,000 $12,000 – $3,000,000 $5,000 – $400,000 $5,000 – $186,300 $10,000 – $1,200,000 (3) $430,000 – $2,000,000 (3) Company Time to Payback 3 – 4 Months 2 – 8 Months 6 – 9 Months 1 – 5 Months 1 – 6 Months 1 – 6 Months Implementation Time <1 Month 2 – 6 Months 3 Months 3 – 4 Months 2 – 6 Months 3 – 9 Months Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning t he historical and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Sherpa loss in Competitive Win Rate was to Questica . (2) CityBase 2018E average ACV is calculated as Q4 ARR divided by the number of current contract vehicles, of which there are 25. (3) Questica and Sherpa ACVs include services. 51

Capital Can Create Significant Upside Beyond Baseline Plan

1 Platform Expansion



102% IRR
Illustrative Initial Investment
$40
$2,754
Year 1
Year 7

- Creating Digital City Hall for ~30 additional cities
- Potential expansion into international markets

	Year 2	Year 7
Revenue	$120	$120
(%) CAGR	--	

2 Sales Expansion



105% IRR
Illustrative Initial Investment
$20
$1,479
Year 1
Year 7

- Expansion across most business units
- Opportunities in international markets

	Year 2	Year 7
Revenue	$133	$215
(%) CAGR	10%	

3 Adjacent Business Areas



105% IRR
Illustrative Initial Investment
$15
$1,109
Year 1
Year 7

- Parking / transit
- Utilities

	Year 2	Year 7
Revenue	$100	$161
(%) CAGR	10%	

4 Strategic M&A



44% IRR
Illustrative Initial Investment
$50
$50
$754
Year 1
Year 2
Year 7

- Disaster response / emergencies
- Scholarships
- Legacy portals
- Data and tactical acquisitions

	Year 2	Year 7
Revenue	$17	$109
(%) CAGR	46%	

85% Total Implied IRR and $6.1bn incremental enterprise value[(1)] from future growth initiatives

Note: Illustrative framework. Does not imply actual projections.
IRR calculated as incremental enterprise value in Year 7 over initial investment.
(1) Assumes 30.2x EV / Year 7 Unlevered Net Income Multiple assuming 30% long-term contribution margin (except platform expansion, which assumes 100% long-term contribution margin) and a 24% tax rate applied to Year 7 incremental revenue.

52

5. Business Combination Overview 53

GTY Govtech Cap Table Note: Capital structure is illustrative and subject to change. (1) As of January 10, 2019. Current Shares Outstanding 35.0 Executed Equity PIPE (1) 6.7 Equity to Companies at Close 13.5 Shares Outstanding at Close 55.2 GTY NewCo Cap Table $217 $67 $283 Current Cash in Trust Executed Equity PIPE Total Cash Minimum Cash t o C lose: $270mm 54 (1)

Significant Transaction Consideration in Long-Term Equity



~5.0x Initial Purchase
Price / 2019E Revenue
$230
$135
$10
$122
$53
$550
A
B
C
D
Cash Base
Equity Base
Cash Earnout
Equity Earnout
Stock Incentive Plan
Total Consideration

- **A** Significant existing shareholder ownership at the outset with ~1/3 of the initial consideration in equity with a one-year lock up
- **B** Equity earn-out structured for achievement of growth and profitability performance metrics; potentially doubles existing shareholder initial equity stake
- **C** Stock incentive plan creates long-term management and shareholder alignment
- **D** More than 50% of total Transaction consideration comprised of equity

55 Note: Numbers may not add to totals due to rounding.

30% 38% 35% 20% 20% 25% 22% 21% 21% 21% 20% 20% 20% 20% 42% 35% 35% 31% 29% 23% 18% NewCo SQ TYL COUP PLAN NEWR PS DOCU ZS AYX SMAR SHOP ZUO MDB SSNC MDSO TWOU VEEV GWRE INST QTWO Median: 31% Median: 21% Median: 28% 27% (7%) 5% 2% (29%) 7% 4% 4% (0%) (1%) (13%) (16%) (21%) (23%) 35% 34% 16% 10% 3% (9%) (15%) NewCo TYL COUP SQ PLAN NEWR SHOP DOCU ZS AYX PS ZUO MDB SMAR VEEV SSNC GWRE MDSO QTWO INST TWOU Median: 10% Median: (1%) Median: 4% 43% 29% 24% 11% 42% 41% 40% 36% 36% 33% 27% 27% 25% 37% 33% 27% 23% 18% 18% 12% NewCo SQ PLAN COUP TYL MDB SMAR SHOP AYX ZS PS ZUO NEWR DOCU SSNC TWOU QTWO INST VEEV MDSO GWRE Median: 23% Median: 36% 138% Median: 27% 138% Projected Operating Metrics vs Peers 2018E – 2019E Revenue Growth 2019E EBIT Margin Long - Term Operating Margin Source: FactSet, company filings and materials. Market data as of January 11, 2019. Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the h istorical and projected financial information and forward - looking statements . Actual, audited results may differ materially. GTY Govtech GTY Govtech GTY Govtech + = High Growth Software Peers = Vertical Software Peers = Product Peers 56

0.1x 0.7x 0.6x 0.5x 0.4x 0.7x 0.5x 0.4x 0.4x 0.4x 0.4x 0.4x 0.3x 0.3x 1.0x 0.8x 0.5x 0.4x 0.3x 0.2x 0.2x NewCo TYL COUP PLAN SQ ZS AYX MDB DOCU PS NEWR ZUO SMAR SHOP SSNC VEEV GWRE QTWO MDSO INST TWOU Median: 0.4x Median: 0.4x Median: 0.5x 6.9x 14.3x 13.7x 13.4x 6.9x 19.2x 16.1x 13.4x 12.8x 11.5x 10.0x 9.5x 9.1x 7.9x 14.7x 8.2x 8.0x 5.7x 5.2x 5.1x 4.4x NewCo COUP SQ PLAN TYL ZS AYX MDB PS SMAR SHOP DOCU NEWR ZUO VEEV QTWO GWRE MDSO INST TWOU SSNC Median: 5.7x Median: 11.5x Median: 13.5x Projected Valuation at a Discount to Peers Enterprise Value / 2019E Revenue Enterprise Value / 2019E Revenue / 2020E Revenue Growth GTY Govtech GTY Govtech = High Growth Software Peers = Vertical Software Peers = Product Peers Source: FactSet, company filings and materials. Market data as of January 11, 2019. Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the h istorical and projected financial information and forward - looking statements . Actual, audited results may differ materially. 57

0.5x 4.0x 3.1x 2.5x 1.4x 4.1x 3.2x 2.8x 2.7x 2.4x 2.3x 2.3x 2.0x 1.9x 3.5x 3.3x 2.7x 2.3x 1.3x 1.2x 0.6x NewCo COUP PLAN TYL SQ ZS AYX MDB DOCU PS ZUO SMAR SHOP NEWR VEEV SSNC QTWO GWRE MDSO INST TWOU Median: 2.3x Median: 2.4x Median: 2.8x 30.2x 93.8x 87.9x 48.1x 26.0x 120.6x 101.1x 88.4x 76.4x 75.6x 62.4x 59.7x 52.2x 47.7x 62.4x 61.6x 36.5x 30.7x 21.3x 19.3x 13.9x NewCo COUP PLAN SQ TYL ZS AYX MDB PS SMAR SHOP DOCU ZUO NEWR VEEV QTWO GWRE INST MDSO TWOU SSNC Median: 30.7x Median: 75.6x Median: 68.0x Projected Valuation at a Discount to Peers ( Cont’d) Enterprise Value / 2019E Margin - Adjusted Unlevered Net Income Enterprise Value / 2019E Margin - Adjusted Unlevered Net Income / 2020E Revenue Growth Source: FactSet , company filings and materials. Market data as of January 11, 2019. Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the h istorical and projected financial information and forward - looking statements . Actual, audited results may differ materially . Margin - Adjusted Unlevered Net Income Calculation applies 24% tax rate and long - term operating margin to 2019E revenue. GTY Govtech GTY Govtech = High Growth Software Peers = Vertical Software Peers = Product Peers 58

8% 45% (70%) 20% 40% 92% 47% 48% 25% 75% (13%) 20% Revenue Growth 138% Gross Margin 72% Operating Margin (7%) Long - Term Target Margin 30%+ Sticky Vertical Software ✔ 1 / 19 Recent Software IPOs vs. GTY Govtech GTY Govtech (2019E) Recent Software IPOs CY+1 Metrics @ IPO = Median = GTY Govtech Source: FactSet, Renaissance Capital, Company materials. Note: See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the hi storical and projected financial information and forward - looking statements . Actual, audited results may differ materially . GTY Govtech CY+1 Revenue growth not shown to scale on chart. 59

100% 300% 500% 700% 900% 2002 2005 2007 2009 2011 2014 2016 EMC S&P 500 0% 200% 400% 600% 800% 2001 2003 2005 2007 2009 2011 2013 ACN S&P 500 Sponsor Summary Source: Annual 10 - K filings of companies presented above, websites of companies presented above, Mergermarket, FactSet. • Institutional Investor #1 - Ranked CEO in the Computer Services & IT Consulting sector in 2007 • CEO of Accenture, 2004 – 2010, and Chairman of the Board, 2006 – 2013 – Built a technology consulting powerhouse – Grew revenue from $13.7bn to $21.6bn (2004 to 2010) – Closed more than 25 acquisitions (2004 to 2013) • Joined Accenture in 1977 and became a partner in 1986 • Director of Dell Technologies Inc., Inovalon Holdings, Inc. (NASDAQ: INOV), Pivotal, EMC, and S&P Global – Lead independent Director of EMC (February 2015 to September 2016) Joseph M. Tucci Co - Chairman and Co - CEO • Institutional Investor #1 - Ranked CEO in the IT Hardware sector in 2006 • CEO and Chairman of EMC from 2001 to 2006, respectively, until September 2016 when Dell acquired EMC – Led EMC through a revitalization into a federation of businesses that grew to include EMC, VMware, Pivotal, RSA, VCE and Virtustream – Revenues grew from $5.4bn to over $ 24bn from 2002 to 2015 • Chairman of the Board of VMware from 2007 to 2016, and Director of Paychex, Inc. • Chairman & CEO of Wang Global 1993 – 1999, where he led the company out of Chapter 11 and eventually sold it to Getronics in 1999 Harry L. You President and CFO • Institutional Investor #1 - Ranked CFO in the Computer Services & IT Consulting sector in 2004 • Executive Vice President of EMC since 2008 – Head of corporate strategy and new business development, including M&A, JV and VC activity – Instrumental in devising the structure for Dell’s acquisition of EMC, the largest ever deal in technology • CEO of BearingPoint, 2005 – 2007 • CFO of Oracle, 2004, where he closed the acquisitions of Peoplesoft and Retek • CFO of Accenture 2001 – 2004, taking the company public and driving 35 % annual free cash flow growth during his tenure • Fifteen year career as an investment banker, culminating as a Managing Director at Morgan Stanley • $500 Bn in closed M&A transactions; $200 Bn in financings including 37 lead - managed IPOs William D. Green Co - Chairman and Co - CEO Track Record at Accenture Track Record as Corporate Executive Track Record at EMC Led Accenture’s IPO 7.9x Market Cap Growth Outperformed S&P by 669 % Revenue grew to $21bn+ in 2010 6.7x Market Cap Growth Revenue grew to over $24bn in 2015 VMware value increase 49.0x 2.7x 1.2x 1.7x Market Cap Growth Completed 25+ Acquisitions at Accenture Completed 70+ Acquisitions at EMC Completed 40+ Acquisitions as Corporate Executive 60

Opportunity Summary  Large and Underpenetrated Market Opportunity  Disruptive Business with Recurring Revenue Base Growing 100%+ and Expected Profitability by End of 2019 (1)  Experienced Management Team with History of Value Creation  Sponsor Support from GTY Founders with Key Public and Enterprise Relationships  Significant Balance Sheet Cash for Future Synergistic M&A  Transaction at a Meaningful Discount to High - Growth Market Comparables Note : See “Important Information” on slides 1 - 2 for important qualifications, limitations and cautionary statements concerning the histori cal and projected financial information and forward - looking statements. Actual, audited results may differ materially. (1) Growth rate of 100% based on CY2019E management projections. 61

Appendix: Profiles 62

A. Procurement (Bonfire) 63

Bonfire Overview

Company Overview

- Bonfire develops a cloud-based collaborative eSourcing platform that helps procurement teams find, select, and manage suppliers
- Solutions offered are used for RFQ, RFT and SOW evaluations, RFP and RFx evaluations, bid and tender evaluations, supplier qualifications, EOI and RFI evaluations, and others projects
- Caters to colleges and universities, hospitals, GPOs, SSOs, municipalities, counties, school boards, transit, utilities (water, energy), public housing, arts & community agencies, other NGOs and non-profits, and provincial/state organizations
- Founded: 2012
- Headquarters: Waterloo, Ontario

Executive Team



Corry Flatt, CEO and Co-founder
Past Experiences: Sandvine, Miovision, Kik
Y-Combinator class of W15



Alex Millar, CTO and Co-founder
Past: Experiences: Microsoft. IBM, RIM
Y-Combinator class of W15

Product Overview

eRFx & eTendering	• Provides control for RFx and bids, streamlining the entire sourcing workflow from posting to award • Provides evaluation tools that give deep insights into consumers' projects • Provides real-time overview of projects and KPIs and reduces surprises of the future by enabling future forecasting
Contracts	• Provides contract information in one centralized, searchable, online platform • Provides heat-mapped calendar view, reminders and KPIs that enable forecasting future needs and avoiding surprises • Enables easy creation of contracts from completed projects • Provides control of end-user access to contract information and assigns reminders for action items throughout the contract lifecycle • Easy search and filtering options for information
Vendor Performance	• Enables clear visibility into vendor performance • Provides one-click, mobile friendly surveys that make things easy for end users • Enables configuration of surveys in a few clicks and set a cadence to automatically send to end users

Bonfire

64

Moving Decision - Making into Cloud Modern RFP, quote, bid & reverse auction process Rich collaboration pre/mid/post - decision Deep automated analysis, optimization & evaluation Predictive insights (coming soon)     PROCUREMENT 65

Collect Analyze Decide Bonfire Uniquely Captures and Supercharges Decision - Making Workflow in One Place Scoring Reports & Analytics Instant scorecards, consensus tracking, real - time summaries Receive Rich Supplier Data Highly - structured files, data fields, Excel data Deep Analysis & Evaluation Compare side - by - side , auto - score , eAuction , what - if Instant Compliance 15 % Cost Reduction Strategic Alignment 2x Faster Process Happy Stakeholders Define & Engage Contracting & KPIs 66

Bonfire’s Model is Unique in the Procurement Landscape Collaborative: How easily and deeply can internal stakeholders participate in the sourcing process at all stages? Decision Automation: How fully is the entire sourcing process captured online for all complexities + how deeply is analysis / evaluation actually automated? Decision Automation Deep Collaborative Poor Rich Rich Engagement but Shallow Decision Shallow Rich Engagement & Deeper Decision eProcurement Sourcing Modules ERP Sourcing Modules Manual (Excel) Next - gen RFP Tools eSourcing Platforms Bidding Platforms Poor Engagement & Shallow Decision Poor Engagement but Deeper Decision 67

Excellent Retention and Negative Net Churn Client Retention (%) Net ARR Retention (%) Very Negative Churn <5% YoY Client Churn 100 116 177 197 221 100 120 140 160 180 200 220 240% Start Year 1 Year 2 Year 3 Year 4 100 95 96 96 100 80 85 90 95 100 105 110% Start Year 1 Year 2 Year 3 Year 4 68

Consistent ARR Growth



Ending ARR
(USD$ in mm)
$4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2014-Q1
2014-Q2
2014-Q3
2014-Q4
2015-Q1
2015-Q2
2015-Q3
2015-Q4
2016-Q1
2016-Q2
2016-Q3
2016-Q4
2017-Q1
2017-Q2
2017-Q3
2017-Q4
2018-Q1
2018-Q2

- $4mm ARR
- >200% YoY ARR growth for each of last 5 years
- Capital efficient growth since inception

Bonfire

69

Strong Unit Economics for Capital-Efficient Growth

Bonfire's strong unit economics position it for *capital-efficient growth*

$27k	**$272k**	**90 Day**	**>4x**	**95%**
ACV *Trailing 18-months*	**LTV** *Trailing 18-months*	**Sales Cycle** *Avg of Trailing 18-months for New Clients*	**LTV:CAC**	**Pre-paid Annual Contracts**

... Driven by Strong Customer Satisfaction

♥ 70 *NPS*	**88%** *Suppliers wish more buyers used bonfire*	**91%** *Users want to use bonfire on their next RFP*	

50 TO WATCH 2017 Spend Matters ALMANAC
50 TO WATCH 2018 Spend Matters ALMANAC
Gartner Cool Vendor 2018

Bonfire

70

Note: All GTY Govtech forecasts were prepared using unaudited historical financial information that was not prepared in accordance with GAAP. Actual results may differ materially.
See "Important Information" on pages 1-2.

B. Payments (CityBase) 71

CityBase Overview

Company Overview

- Founded in 2013, CityBase technology dramatically improves how people and businesses interact with their local government and utility provider
- Serves municipalities, government agencies, and utility clients, providing end to end payment solutions, digital services, and API development
- Provides solutions to more than 100 government agencies and utilities
- Key Events:
  - Aug 2017: Acquired Department of Better Technology for an undisclosed consideration
- Founder: Michael Duffy
- Headquarters: Chicago, IL

Products

Digital Services	• Digital forms that improve online processes and replace manual ones • Automated workflows, staff dashboards, and case management technology
Payments	• EMV, PCI Level-1 compliant payment platform for web, mobile, kiosk, and POS channels • Direct integration to underlying systems of record, billing, and other source systems
Kiosks	• In-person, 24/7 self-service payment options for customers paying cash, check, card • Research-driven user interface, accessible for people with vision impairments or low literacy

Key Management



Michael Duffy, CEO
Past Experiences: Northern Trust Global Investment



Leo Brubaker, President & COO
Past Experiences: Uptake and Centro



Liz Fischer, CMO
Past Experiences: University of Chicago



Alex Pedenko, CTO
Past Experiences: Swingbyte

Key Statistics

- Citybase serves 121 government agencies and 53 utility locations across 18 states
- The company has processed about 5 million transactions with 1000% increase in volume from 2015 through 2017
- Citybase now has 1 million unique utilities users

CITYBASE

72

The Problem CityBase Solves Local government can look like 50 businesses serving one customer base. Government has become a complex web of systems that is accelerating past critical limits 50+ systems have scraps of data about the same people, properties and businesses — but they can’t talk to each other We had 19 different departments doing 19 different things. And guess what? We interacted with a constituent 19 different ways. — Peter Ambs, CIO, Albuquerque 73

There are 1000+ constituent activities in a community Request extra traffic patrols Apply for a homestead deduction Submit a public records request Find an incident request Record a deed Change the mailing address for your property tax bill Find your school district Search court cases Report a faulty traffic signal Pay your property taxes Report a pothole Contest a parking ticket Apply for a public way use permit Register for a marriage license Find a sample ballot File documents with the court Register to vote Review tax rates Pay your water bill Verify your business location Find bid opportunities The Problem CityBase Solves (Cont’d) 74

The Problem CityBase Solves (Cont’d) And built a configurable platform that delivers client specific solutions CityBase has reconciled 80% of needs to common patterns Submit Search Apply Register Pay Request 75

The Problem CityBase Solves (Cont'd)

CityBase makes it easy to find and pay government services

A constituent ...

Goes online

applies

gets approved



CB PAYMENTS
Search, Pay & Apply for City Services.

An agency...

Confirms status

sees global activity

handles anomalies

CityBase also make it easy for staff to set up & process service requests

1,000+

Services

... which reduces administrative waste

10 to 20

Days MIN

...and accelerates revenue collection

80%

End in Payment

CITYBASE

76

CityBase Target Markets City and County Governments Regional Utilities  Markets with over 250K population  Anchor agencies that oversee highest volume constituent interactions, such as parking and property services  Super agencies such as technology and finance that make enterprise buying decisions  Markets with over 100,000 accounts  Focus on electric in the investor owned sector and water in the municipal sector  Expand into overlapping municipalities that share a customer base Current Customers  3 major enterprise clients  Presence in 8 of the top 25 cities Current Customers  Serving 30 utilities  Only kiosk vendor to Southern Companies 77

Large Opportunity to Revolutionize Payments in Government Payments Digital Services State $463 $556 County 286 471 City 519 576 Utility 1,172 146 Total (I n M illions ) 2,440 1,750 Opportunity in a 250k Person City State County City Utility $2.25mm/year Payments - $1.5mm/year Digital Services - $750k/year Note: Payments includes mail and back ofﬁce savings. Source: Management estimates. 78

CityBase Customer Case Studies

- Consolidated City of Indianapolis and Marion County is a leader in government operations
- CityBase was selected as the platform for its digital city hall
- Results to date: 140+ activities live within 1 year

40+ *Services & Payments Digitized*

100+ *Content Cards*

50k+ *Pilot Site Users*

46 *Agencies Served*

4+4 *Payments Contract Term (Years)*

- City of Chicago Department of Finance collects 57 payment types
- CityBase was selected as streamlined solution for all
- Results to date: New site live with parking and business user payments that had never been online before

100 *Kiosks Planned*

57 *Debts in New Scope*

4.5mm *Trans to Date*

5+5 *Contract Term (Years)*

Alabama Power

- Provides electricity to 80% of the state
- 1.5mm customer accounts and 500k in-person payments across 90 locations
- CityBase selected to automate in-person transactions via kiosk

500k *Transactions in Year One*

30 *Workday Implementation*

4+4 *Contract Term (Years)*

CITYBASE

79

C. Grants Management (eCivis) 80

 Founded in 2000, eCivis provides cloud based grants management system for state, local and tribal governments  Simplifies grant pursuance, proposal development, budgeting, program implementation, performance reporting, management of subrecipients and compliance in a single centralized enterprise system  Over 26 data integrations with government ERP/GL to combine financial data with program outcomes  Premier customer list, expert Client Advisory Board from some of the largest cities and counties in the US, and strong reputation in the public sector  Also offers grant writing, consulting and professional services along with financial and program performance tracking, cost allocation and open data  Headquarters: Pasadena, CA eCivis Overview Product Overview Grant Acquisition Solution  Determines eligibility & financial requirements of a grant for the clients  Manages communication and approval of grant awards  Allocates and tracks multiple funding sources Grants Management Software Solution  Helps organize projects and grants by department, and gives an enterprise - wide view of all grant activities  Provides advanced workflows and robust management reporting  Organizes and connects financial data from ERP/GL against grant budget with data integration services Subrecipient Management Solution  Centralizes and streamlines the application intake, evaluation and grant award process along with communication, reporting and reimbursement requests  Shares metrics to track performance for each goal or objective  Allocates and tracks multiple funding sources Cost Allocation Software  Maximizes indirect cost reimbursements  Tracks and compares expenditures and allocation basis by fiscal year  Provides concise methodology for budgeting and program delivery planning Consulting and Training  Provides consultants and support staff to help manage requirements in grant management  Provides grant training, expert guides, templates and tools for grants management system  Also provides training to improve planning, acquisition and effective management of federal and non - federal grants Executive Team Company Overview James Ha, President & CEO Past Experiences: Softbank, Masco Merril Oliver, EVP & COO Past Experiences: Maryland Governor’s Grants Office, Government Development Bank for Puerto Rico, National Grants Management Association 81

Demonstrated Success with Enterprise Focus Demonstrated Success • Detroit – 88% reduction in audit findings, zero questioned costs and over $202 million in new grants and donations in FY 2017. • Arizona – $ 500K in reduced administrative costs annually. 24 % increase in federal grant revenues, and is 100% compliant with the Arizona’s electronic grant records retention requirements • Anne Arundel County (Maryland ) – expects to save more than $375,000 annually. Within weeks of starting implementation the County was able to streamline its processes, leading to a 57% reduction in forms and the elimination of shadow systems • Denver – Improved compliance to Fiscal Accountability Rule (FAR) 9.1 to 90%. • Cost Recovery (Cost Allocation): ▪ El Paso County, CO – $ 16mm ▪ Riverside, CA – $ 8 mm ▪ Contra Costa County, CA – $ 8 mm ▪ Glendale, CA – $ 2 mm About eCivis • Enterprise Focus: 100% focused on state and local governments. 150 + enterprise government implementations since company founding in 2000. Started integrating data with government ERP/GLs in 2014. • Strong Reputation: Deep customer network and access to thought leaders. Strong reputation among state and local government managers. Unique support from Feds, state associations and local government leaders. • Growth: The last few years have been focused on product - market - fit and managing unit economics with a small sales force. With the launch of eCivis’ full lifecycle grants software in Q4’17, acquisition of CostTree and cooperative purchasing vehicles they anticipate significant growth and scale in the next 6 to 24 months. 82

The Flow of Grant Funding THE COST x Cumulative amount in Federal Improper Payments since 2003 exceeds $1 Trillion . $144bn in 2016. x Single Audit findings reveal States have high numbers of repeat audit findings . Over $100bn in waste, fraud and abuse in 2017 . x States fiscal health: 62% of states have average or below average fiscal health , most states need to increase their access to, and maximize, their fair share of federal funds rather than increase tax burden on constituents. 69% of staff never receive formal training Effective inflow. Inefficient & costly outflow of tax payer dollars >>> Source: GAO, George Mason University, USA Spending 83

The Importance of Grants According to US Census Bureau, grants from the federal government represent 24 % to as much as 45% of state and local revenues. eCivis is modernizing the grants process to fund critical services across the United States. 84

FLORIDA Market $ 204mm  66 Counties  410 Municipalities  1,079 Special Districts  95 School Districts  69,310 Nonprofits TEXAS Market $ 282mm  254 Counties  1,214 Municipalities  2,600 Special Districts  1,079 School Districts  92,734 Nonprofits CALIFORNIA Market $ 537mm  57 Counties  482 Municipalities  2,861 Special Districts  1,025 School Districts  144,728 Nonprofits ARIZONA Market: $49mm  15 Counties  91 Municipalities  326 Special Districts  242 School Districts  19,796 Nonprofits Large TAM in Key Markets $ 1 billion m arket In 4 key s tates (Total TAM ~$2.5 billion). Source: Management estimates. 85

Penetration Remains Low — Significant Opportunity Counties Municipalities School/Special Districts and Other 0.0 1.0 2.0 3.0 4.0 5.0 6.0% 0 20 40 60 80 100 120 140 160 2017 2018 2019 2020 Customers Market Share 0.0 0.1 0.2 0.3 0.4 0.5% 0 50 100 150 200 250 2017 2018 2019 2020 Customers Market Share 0.0 0.2 0.4 0.6 0.8 1.0 1.2% 0 50 100 150 200 250 300 350 400 450 2017 2018 2019 2020 Customers Market Share Top - down approach a llows for eCivis to quickly e xpand into high v olume l ocal g overnments where there is significant g reenfield o pportunity. Note : All GTY Govtech forecasts were prepared using unaudited historical financial information that was not prepared in accordance with GAAP. Actua l r esults may differ materially. See “Important Information” on pages 1 - 2. 86

Significant Market Traction Market Traction Key Net New Accounts FY18  Expand into all local govs in Arizona  Expand in California, Florida, Puerto Rico and Texas  Expand in Colorado and Maryland January 2018 x Launch of Puerto Rico Department of Economic Development. March 2018 x Launch of first full lifecycle SaaS grants management system in Arizona and Anne Arundel County, Maryland. June – September 2018 Launch Los Angeles County, CA; Washoe County, NV; Lee County, FL; Puerto Rico, Colorado, Montana, Maryland and Indiana. October 2018 Expand in California, Nevada and US Territories, including municipalities. December 2018 Expand in Arizona, Florida, Maryland and Texas. February April June August September October December 87

D. Regulation / Permitting (OpenCounter) 88

OpenCounter Overview

Company Overview

- OpenCounter builds user-friendly software to guide applicants through complex permitting and licensing procedures
- They guide applicants through the process, by estimating the total fees and requirements for the project, and allowing applicants to apply and pay for permits online
- Offered as a SaaS subscription, with an additional 25-30% of the first year cost in professional services
- Typically signs 3-5 year contracts, and experiences very low churn
- Will have four product lines by the end of 2018, including a Zoning Portal, Business Portal, Residential Portal, and the soon-to-be-released Special Events Portal
- Founders: Joel Mahoney and Peter Koht
- Founded: 2013
- Headquarters: San Francisco, CA

Product Overview

Business Portal	• Helps entrepreneurs to understand the costs and requirements of starting a business
Residential Portal	• Show homeowners how to stay in compliance on home improvement projects
Special Events Portal	• Guide event planners through the process of organizing large-scale events in public spaces
Zoning Portal	• Help applicants to understand how the zoning ordinance will impact site selection and project requirements

Executive Team



Joel Mahoney, CEO and co-founder
Past Experiences: Code for America, Cumulus Labs Consulting, Pandoxa



Peter Koht, COO and co-founder
Past Experiences: City of Santa Cruz, Central Coast Public Radio, SFSU

Key Statistics

47
cities that are currently clients

267%
average annual growth in ARR over the past three years

1.7x
ROI on the cost of software in staff time savings

74%
projected gross margin for FY2018

Note: All GTY Govtech forecasts were prepared using unaudited historical financial information that was not prepared in accordance with GAAP. Actual results may differ materially.
See "Important Information" on pages 1-2.

89

OpenCounter

Our Products

OpenCounter

Business Portal

Help entrepreneurs to understand the costs and requirements of starting a business


CAFE

OpenCounter

Residential Portal

Show homeowners how to stay in compliance on home improvement projects



OpenCounter

Special Events Portal

Guide event planners through the process of organizing large-scale events in public spaces



OpenCounter

Zoning Portal

Help applicants to understand how the zoning ordinance will impact site selection and project requirements



90

OpenCounter

Customer Footprint Bozeman, MT Boise, ID Salt Lake City, UT Oakland, CA San Diego, CA Las Cruces, NM Denton, TX Charlotte/ Mecklenburg, NC Orlando, FL Indianapolis, IN Cincinnati, OH Atlanta, GA 91

Customer Acquisition City Population Count 2013 2014 2015 2016 2017 2018 (1) Market > 1m 9 1 11.1% 500k - 1m 24 1 1 1 3 25.0% 250k - 500k 47 4 3 1 4 25.5% 100k - 250k 214 1 3 4 3 3 6.5% 50k - 100k 457 1 5 4 5 3 3.9% 25k - 50k 1053 2 1 3 1 2 0.9% 10k - 25k 2372 3 2 1 1 0.3% Total 4176 5 5 15 17 10 15 1.6% Note: All GTY Govtech forecasts were prepared using unaudited historical financial information that was not prepared in accordance with GAAP. Actua l r esults may differ materially. See “Important Information” on pages 1 - 2. (1) Projected. 92

E. Budget / Transparency (Questica) 93

Questica Overview

Company Overview

- Questica offers budgeting software, performance management, and transparency and data visualization solutions
- Products offered eliminate the need for spreadsheets, enable smarter planning, budgeting, management and information sharing
- Caters to 675+ local governments, colleges, universities, K-12 schools, hospitals, healthcare facilities and non-profit organizations
- Geographic Presence: Burlington, Ontario, and Huntington Beach, California
- Founder: TJ Parass
- Founded: 1998
- Headquarters: Burlington, ON, Canada
- NPS Score: 60
- Customer Retentions: 95–97%
- $63bn in annual budgets run through Questica budget solutions

Executive Team



TJ Parass, Founder
Past Experiences: Query Information Systems, Handling Specialty



Craig Ross, Vice-President, Business Development
Past Experiences: Harris Computer Systems

Product Overview

Budget	• Multi-user budgeting software that provides all the requirements in one easy-to-access place • Provides multi-year capital budgeting that identify expenditures and funding sources • Provides salary and position planning module • Provides performance management module • Allows generation of new financial statements • Provides direct integration with the new Questica Budget Book • Enables advanced analytics • Provides an integrated dashboard that shows all critical data and other relevant information together in an interactive interface • Provides new integration with budget simulation tool by partner Balancing Act
Performance	• Enables tracking of an unlimited number of budget and non-budget key performance indicators
OpenBook	• Data visualization software that enables presentation of financial and non-financial data with descriptive text, informational pop-ups, charts, and graphs • Enables faster information search • Integrates with Questica Budget • Displays on a map every capital infrastructure project, including the budget, actual spend, funding sources, and accompanying documentation, images, video, etc.
Budget Book	• User-friendly, comprehensive document management and financial reporting tool (partner CaseWare) • Eliminates issues like multiple spreadsheets/ documents, version control issues, manual updates and duplicating content/visuals • Integrates with Questica Budget

Questica

94

Years in Business 20 Offices Burlington, ON Huntington Beach, CA Public Sector Focused 675 + Customers Government Higher Education K - 12 Schools Healthcare 46 States 9 Provinces/ Territories 25 + Financial System Integrations Budgeting, performance, data visualization software 4B 5M to + 60 NPS Net Promoter Score Non - profit in Size of Budgets Managed Staff 75 + $63 Billion in Annual Public Sector Budgets Managed + Questica provides public sector organizations access to complete budgeting, performance, transparency, and citizen engagement toolkit to better enable data - driven budgeting and decision - making, while increasing data accuracy, saving time, and improving stakeholder trust. Questica Overview (Cont’d) 95

Customer Map 56 1 1 4 20 56 11 2 25 12 3 16 1 11 7 6 2 1 14 18 1 7 8 3 81 38 32 2 4 3 1 1 8 11 11 9 10 7 4 9 2 1 8 8 1 8 4 12 12 32 19 28 14 5 International 2 1 8 HI 96

Representative Customer Case Studies

City of Denver, CO

Questica provided a budgeting solution that was flexible and comprehensive

- **682,500+** population with an annual budget of $2.3+ billion
- Issued an RFP for a **budget reporting** and **analysis solution**
- Allows for **integration to ERP** and other systems

*"Customer services and responsiveness are **excellent**."*

— Kelly Greunke, Director of Finance, Budget Management Office, City and County of Denver

City of Largo, FL

Questica provided an integrated budgeting and transparency solution to further budget planning

- **80,000+** population with an annual budget of $148 million
- Integrated **budget system** with **transparency** and **constituent engagement** tools
- Project Explorer for **Capital budgets** showcases on an interactive map Largo's CIP projects and budgets

*"The data (in OpenBook) that provides the most detailed information comes from Questica Budget. OpenBook is a straightforward way to graphically **display our budget dollars, while only conveying information** that the public wanted."*

— Meridy Semones, Manager, Office of Management & Budget, City of Largo

97

Representative Customer Case Studies (Cont'd)

City of Palo Alto, CA

Questica provided integrated budgeting solution for workflow, reporting and performance management

- **80,000+** population with an annual budget of $470 million
- **Time saving for** finance staff, they now spend more time on analysis and higher value projects
- Delivers the ability to provide an **"at-a-glance" summary of critical data** and other relevant information for better performance management

*"Implementing Questica Budget has **saved us over $85,000** in productivity savings annually."*

— Walter Rossmann, Former Director,
Office of Management and Budget, City of Palo Alto

CSU Humboldt State University, CA

Questica provided an integrated budgeting and transparency solution to further budget planning

- **Part of 23-campus California State University System** with an annual budget of $215 million
- Comprehensive budget system for **collaborative budget entry environment**
- **Enhanced budget visibility and transparency** with both its internal and external stakeholder with OpenBook

*"**OpenBook is an important step in making our budget more transparent** and I am optimistic that greater visibility will help us build a shared understanding about our budgeted revenues and expenditures, and ultimately help us improve our budgeting in the future."*

— Amber Blakeslee, University Budget Director,
Humboldt State University

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What Customers Say About Questica “Implementing Questica Budget has saved us over $85,000 in productivity savings annually.” Palo Alto, CA “The customer service provided by the Questica staff has been excellent - always very professional and pro - active in adapting their product to our needs.” Shelby County, TN “The budget document is a once a year thing – it’s not something that people outside the organization would look at throughout the year. Aside from the people that are very engaged with the budgeting process, the budget book is such a foreign thing to the average resident. Graphs, charts, and information they can explore online is much more relatable in OpenBook.” City of Largo "We loved using Questica Budget! We got tons of positive feedback. It was probably the best software implementation that we have had at the College since I came here over 7 years ago. In fact, some people who have been here forever said it was the smoothest ever. The business managers and I love the software!“ Oakland Community College, MI 99

What Sets Questica Apart Implementation Process Public Sector Verticals Completeness of Vision • Stable leadership • R&D focus • Transparency, BudgetBook, Financial Statements, constituent Engagement • # budgettransformation Ability to Deliver & Configurability • True COTS • Feature rich • 100% Public Sector focus • One stop shop • Right - sized org (nimble, flexible and responsive ) In - house Implementation Specific Vertical Outside Implementation Multiple Verticals 100

F. Budget / Transparency (Sherpa) 101

Sherpa Overview

Company Overview

- Sherpa Government Solutions is a provider of public sector budgeting software and consulting services
- Offers a differentiated approach, including the ability to take complex clients live within 3 months, as well as having one project team from sales to implementation to post-implementation support
- BFM software is high configurable, simple for end users and robust for administrators
- 24x7 customer service support with extremely rapid turnaround of client requests
- Key Products: Budget Formation Management (BFM) and Consulting
- Headquarters: Denver, Colorado

Product Overview

Budget Preparation	• Robust budget preparation application that includes operating and capital budgeting; rapid configuration to allow for iterative reviews in the system
Personnel Forecasting	• *Smart Projection* engine creates detailed projections for salary and benefits; incremental changes in minutes, detailed down to the pay period
Performance Management	• Strategic planning, performance measures are integrated with budget data, including extensive text capabilities
Consulting	• Consulting services based on an average of 19 years public sector budgeting experience; provided as part of software implementations and for ERP / Business Intelligence projects

Executive Team



David Farrell, CEO (Sherpa)
Past Experiences: CGI-AMS

Key Statistics

$2.4bn
average client budget

$800k
average TCV

22
total customers

95%
projected 2018 revenue growth rate

Note: All GTY Govtech forecasts were prepared using unaudited historical financial information that was not prepared in accordance with GAAP. Actual results may differ materially.
See "Important Information" on pages 1-2.

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Sacramento County San Luis Obispo County San Mateo County Contra Costa County Franklin County, OH Humboldt County Portland, OR City of Fresno Gaithersburg, MD State of Rhode Island Honolulu Board of Water Supply School District of Philadelphia Goleta Water District Orange County County of San Diego Milwaukee County State of LA VA Dept. of Behavioral Health and Developmental Services Customer Footprint MO Department Of Transportation 103

Sherpa’s Differentiated Approach Rapid Implementation Approach: Complex clients Go - Live within 3 months One Project Team: From sales to implementation to post - implementation support BFM is Highly Configurable: Simple for end users and robust for administrators Customer Service: - No change requests - Extremely rapid turnaround of client requests - 24x7 support Sherpa Uses Only E xperienced Consultants 104